FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of September 2005
                       13th September, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 13 September 2005






                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
British Sky Broadcasting Group plc

2. Name of shareholder having a major interest
News Corporation and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
News UK Nominees Limited

5. Number of shares / amount of stock acquired
-

6. Percentage of issued class
-

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary shares of 50p each

10. Date of transaction
12.09.05

11. Date company informed
13.09.05

12. Total holding following this notification
686,021,700

13. Total percentage holding of issued class following this notification
37.00%

14. Any additional information
Although the interests of News Corporation and its subsidiaries in the number of shares of British Sky Broadcasting Group plc (BSkyB) remain unchanged, the percentage of BSkyB's issued share capital that such shares represent has increased to 37 per cent. of the issued share capital of BSkyB as a result of share repurchases by BSkyB.

15. Name of contact and telephone number for queries
Chris Taylor
020 7800 4297

16. Name and signature of authorised company official responsible for making this notification
David Gormley

Date of notification
13 September 05

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13th September, 2005           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary